

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2022

Thomas Traves
Chief Executive Officer
Visionary Education Technology Holdings Group Inc.
200 Town Centre Blvd.
Suite 408A
Markham, Ontario, Canada L3R 8G5

>   **Re: Visionary Education Technology Holdings Group Inc.**
>   **Registration Statement on Form F-1**
>   **Filed March 4, 2022**
>   **File No. 333-263290**

Dear Mr. Traves:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 Filed March 4, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 45

1. We note that you have removed the disclosure addressing comment 4 in our December 20, 2021 letter that relates to any known trends that you reasonably expect will have a material impact on your revenue, income and cash flows as a result of your strategic shift from the sale of real estate to reliance on education programs for future revenue, net income and cash flows. Please revise to include such disclosure or tell us why you believe it is not necessary.

Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steven Schuster, Esq.